UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 Commission File Number 001‑31317

(Check One):
☐ Form 10-K  ☒ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:                            December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

N/A.

PART I
REGISTRANT INFORMATION

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Full Name of Registrant:

N/A

Former Name if Applicable:

Rua Costa Carvalho, 300

Address of Principal Executive Office (Street and Number):

São Paulo, SP, Brazil, 05429-900

City, State and Zip Code:

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☑ (a)       The reasons described in reasonable detail in Part III of this form could not   be eliminated without unreasonable effort or expense;

☑ (b)       The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,10-D,  N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant respectfully notifies the Securities and Exchange Commission that it was unable to complete its Annual Report on Form 20-F for fiscal year ended December 31, 2009 (the “2009 Annual Report”) in a timely manner without unreasonable effort or expense.  The Registrant will file its first consolidated financial statements prepared under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for the fiscal years ended December 31, 2009 and 2008.  The Registrant’s first-time preparation of Form 20-F using IFRS has proven to be more complex than expected.  For this reason, the Registrant is unable to complete the consolidated financial statements and the necessary review procedures to complete and file its Form 20-F within the prescribed time period without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

Rui de Britto Álvares Affonso                                   +55 11 3388 8247
(Name)                                                            (Area Code) (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes  ☐ No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Registrant is adopting IFRS for the first time for the years ended December 31, 2009 and 2008, it is in the process of finalizing all required adjustments from Brazilian GAAP to IFRS and is unable to anticipate any significant change in results of operations from the corresponding period for the last fiscal year under IFRS without unreasonable effort and expense.

____________Companhia de Saneamento Básico do Estado de São Paulo – SABESP
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   July 1, 2010

                                                      By:      /s/  Rui de Britto Álvares Affonso
                                                                 Name: Rui de Britto Álvares Affonso
                                                                 Title:   Chief Financial Officer and Investor
                                                                            Relations Officer